Exhibit 99.(d)(xiv)

Form of
Management Fee Waiver and Expense Limitation Agreement

This Management Fee Waiver and Expense Limitation Agreement (the “Agreement”) is made and entered into this 27th day of September, 2012 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Series Fund, Inc. (the “Company”) with respect to Calibrated Dividend Growth Portfolio (formerly Capital Structure Portfolio) (the “Portfolio”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.

With respect to Calibrated Dividend Growth Portfolio, Lord Abbett agrees for the time period set forth in paragraph 2 below to waive all or a portion of its management fee and, if necessary, reimburse the Portfolio’s other expenses to the extent necessary so that the Portfolio’s total net annual operating expenses do not exceed an annual rate of [1.15%].

2.

This Agreement will be effective from September 27, 2012 through April 30, 2014. This Agreement may be terminated with respect to the Portfolio only by the Board of Directors of the Company upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Company have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord Abbett Series Fund, Inc.

By:

Thomas R. Phillips
Vice President and Assistant Secretary

Lord, Abbett & Co. LLC

By:

Lawrence H. Kaplan
Member and General Counsel